UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Advanced BioEnergy, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities) Not Applicable
(CUSIP Number)

Dale Locken South Dakota Wheat Growers Association 110 6th Avenue S.E. Aberdeen, SD 57204 (605) 225-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 28, 2009
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Not Applicable

1	NAME OF REPORTING PERSON: South Dakota Wheat Growers Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: - 0 -
	8	SHARED VOTING POWER: 1,271,452
	9	SOLE DISPOSITIVE POWER: 1,271,452
	10	SHARED DISPOSITIVE POWER: - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,271,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)Based on 12,651,962 units of membership interest (“Units”) outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, plus 2,200,000 Units issued to Hawkeye Energy Holdings, LLC on August 28, 2009 in connection with its investment in the Issuer.

Item 1.  Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) is being filed by South Dakota Wheat Growers Association (“SDWG”) with respect to the units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”).  The Issuer’s principal executive offices are located at 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota  55305.

Item 2.  Identity and Background.

This statement is filed on behalf of SDWG, a South Dakota cooperative.  SDWG is a grain and agronomy cooperative, and its principal office is located at 110 6th Avenue, SE, Aberdeen, South Dakota 57204.  During the last five years, neither SDWG nor any of its affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and during the last five years, neither SDWG nor any of its affiliates has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

SDWG, Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) and certain members of the Issuer’s board of directors may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of entering into the Voting Agreement described in more detail in Item 4 below.  SDWG does not expressly affirm membership in a group, however, and SDWG has agreed to vote with the other Voting Agreement parties for the sole purposes set forth in the Voting Agreement.  SDWG disclaims beneficial ownership of the Units held by EIP (or any of its affiliates), Hawkeye and any member of the Issuer’s board of directors party to the Voting Agreement.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SDWG or any of its affiliates is the beneficial owner of any of Units beneficially owned by EIP (or any of its affiliates), Hawkeye or any member of the Issuer’s board of directors party to the Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose.  At the date hereof, the parties to the Voting Agreement hold in the aggregate approximately 48% of the outstanding Units of the Issuer.  It is the understanding of SDWG that EIP and its affiliates have filed a separate amendment to its Schedule 13D on September 3, 2009, and that Hawkeye and the members of the Issuer’s board of directors party to the Voting Agreement will make separate filings pursuant to the Exchange Act to report their respective beneficial ownership, and/or that this beneficial ownership will be reported by the Issuer in its required public filings.  This Schedule 13D only reports information on SDWG.

Item 3.  Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed solely by reason of SDWG becoming a party to the Voting Agreement and not by reason of SDWG making any purchases of Units.  SDWG acquired its Units prior to entering into the Voting Agreement as partial consideration for the sale of its interest in Heartland Grain Fuels, L.P., to the Issuer in November 2006.  SDWG entered into the Voting Agreement as a condition to Hawkeye purchasing Units of the Issuer.

Item 4. Purpose of the Transaction.

SDWG acquired the Units for investment purposes.  SDWG from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Units of the Issuer in particular, as well as other developments and other investment opportunities.  Based upon such review, SDWG will take such actions in the future as it may deem appropriate in light of the circumstances existing, from time to time, which may include taking one or more of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D.

Pursuant to the Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, certain of the directors of the Issuer, and the Issuer (collectively, the “Voting Agreement Parties”), the Voting Agreement Parties agreed that the Chief Executive Officer of the Issuer would be nominated and elected to the Issuer’s board of directors (the “CEO Designee”) and that the Investors each would be entitled to designate two representatives to the Issuer’s board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding Units of the Issuer, such Investor shall have the right to designate one nominee to the Issuer’s board of directors, and if an Investor holds less than 5% of the then outstanding Units of the Issuer, such Investor shall no longer have the right to designate any nominee to the Issuer’s board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”).  The Voting Agreement Parties are obligated to nominate for election, recommend to the Issuer’s members the election of, and vote all Units of the Issuer held by such parties for the Designees as members of the Issuer’s board of directors, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any Units that is inconsistent with the terms of the Voting Agreement.  The obligation to nominate and appoint or support for election a second EIP designee does not arise until the earlier of another vacancy on the board or the 2010 regular meeting of the Issuer.  The Issuer also grants Hawkeye certain board observation rights under the Voting Agreement.  The description of the Voting Agreement in this

Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as expressly set forth in this Item 4, neither SDWG nor any of its affiliates currently has any additional plans or proposals that relate to or would result in any of the actions specified in claims (a) - (j) of Item 4 of Schedule 13D.  Except to the extent specifically prohibited by the Voting Agreement, SDWG and each of its affiliates reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions and to take any action at any time as it deems appropriate.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)                      SDWG beneficially owns, and has shared voting and sole dispositive power with respect to, 1,271,452 Units representing approximately 8.6% of the outstanding Units of the Issuer.  Certain of the officers or directors of SDWG may personally own a de minimis number of Units of the Issuer; however, none owns over 5% of the outstanding Units of the Issuer.  As a result of SDWG’s execution of the Voting Agreement, SDWG, EIP, Hawkeye and members of the Issuer’s Board of Directors may be deemed to constitute a “group,” pursuant to Rule 13d-5(b)(1) of the Exchange Act.  SDWG does not expressly affirm membership in a group, however, and SDWG has agreed to vote with the other Voting Agreement parties for the sole purposes set forth in the Voting Agreement.  SDWG disclaims beneficial ownership of the Units held by EIPO (or any of its affiliates), Hawkeye and any member of the Issuer’s board of directors party to the Voting Agreement.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SDWG or any of its affiliates is the beneficial owner of any of Units beneficially owned by EIPO (or any of its affiliates), Hawkeye or any member of the Issuer’s board of directors party to the Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose.  As of the date hereof, the Voting Agreement parties hold in the aggregate approximately 48% of the outstanding Units of the Issuer.
(c)           None.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

SDWG entered into the Voting Agreement.  See Item 4 for a summary of the terms of the Voting Agreement.

SDWG and the Issuer have also executed the Investor Rights Agreement, as amended, attached as Exhibits 2, 3 and 4 hereto which, among other things, grants SDWG two demand registration rights and unlimited piggyback registration rights under certain circumstances and until November 8, 2009, grants SDWG certain rights to have a representative on the Issuer’s board of directors.  SDWG does not currently have a representative on the Issuer’s board and has no current intention to exercise such right.  The description of the Investor Rights Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibits 2, 3 and 4, and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

1.           Voting Agreement, dated as of August 28, 2009, among Issuer, and the several investors party thereto (incorporated by reference to Exhibit B to the Schedule 13D/A filed by Ethanol Capital Management, LLC and Scott Brittenham on September 3, 2009).

2.           Investor Rights Agreement, dated November 8, 2006, between SDWG and the Issuer.

3.           Amendment No. 1 to the Investor Rights Agreement dated June 25, 2009, between SDWG and the Issuer.

4.           Amendment No. 2 to the Investor Rights Agreement, dated as of August 28, 2008, between SDWG and the Issuer.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 8, 2009

SOUTH DAKOTA WHEAT GROWERS ASSOCIATION

By:	/s/ Dale Locken
Dale Locken, CEO and Treasurer